1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
Tel: 215.963.5000	Counselors at Law
Fax: 215.963.5001

Sofia A. Rosala

Senior Attorney

(215) 963-5701

September 28, 2010

FILED AS EDGAR CORRESPONDENCE

Sheila Stout

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Dear Ms. Stout:

This letter responds to your comments on Amendment No. 2 to the SEI Alpha Strategy Portfolios, LP’s (the “Fund”) Registration Statement, filed under the Investment Company Act of 1940, as amended (the “1940 Act”).  Your comments and our responses to your comments are set forth below.  Both the comments and responses are based on the Part A and Part B/Statement of Additional Information (“SAI”), which were filed with the Securities and Exchange Commission (“SEC”) on September 28, 2009.  I note that capitalized terms in this correspondence have the same meaning as in the POS AMI filing.

PROSPECTUS:

1.             Comment: In Part A, under the section entitled, “Implementation of Investment Objective; Investment Strategies,” in the second paragraph, please clarify whether there is a maximum percentage of the Fund’s assets that may be invested in foreign securities.

Response:  The Fund does not have a limit on the percentage of the Fund’s assets that can be invested in foreign securities.

2.             Comment:  In Part A, under the section entitled, “Implementation of Investment Objective; Investment Strategies,” in the second paragraph, please state the extent to which the Fund may invest in securities of issuers located in emerging market countries.

Response:  Investments in issuers located in emerging markets are a principal strategy of the Fund; therefore, there is no limitation on the extent to which the Fund may invest in emerging market securities.

3.             Comment:  In Part A, under the section entitled, “Implementation of Investment Objective; Investment Strategies,” in the second paragraph, please state the minimum rating of investment-grade and non-investment grade obligations in which the Fund may invest.

Response:  There is no minimum rating for the Fund’s investments in fixed income securities.  As stated in the Fund’s “Investment Strategies,” the Fund may invest in non-investment grade (junk bonds) obligations (i.e., those rated below the fourth highest rating category by a nationally recognized statistical rating organization).

4.             Comment: In Part A, under the section entitled, “Implementation of Investment Objective; Investment Strategies,” in the fourth paragraph, please state whether the Fund may invest in cash or money market instruments for temporary defensive purposes, or whether the Fund always maintains a portion of its investments in cash or money market instruments.

Response: As stated in the Registration Statement, the fund may invest in cash or money market securities for temporary defensive purposes.  The Fund may also maintain a small portion of its investments in cash or money market instruments on a daily basis due to new investments in the Fund and to meet redemption needs.

5.             Comment: In Part A, under the section entitled, “Implementation of Investment Objective; Investment Strategies,” the sixth paragraph reads: “Due to its investment strategy, the Portfolio may buy and sell securities frequently.  This may result in higher transaction costs and additional capital gains tax liabilities.”  Please move this paragraph to the section entitled, “Risks.”

Response:  We will comply with your request in the Fund’s next filing.

6.             Comment:  In Part A, under the section entitled, “Risks,” the first sentence of the second paragraph on page 4 reads: “Emerging market countries or developing countries are countries that the World Bank classifies as low, low-middle and upper-middle income countries.”  Please state in this response letter whether there are any other descriptions in the Registration Statement of emerging market countries, such as an actual list of emerging market countries in which the Fund invests or whether the Fund’s investments in emerging markets are based on a certain index.  The Fund does not have to add disclosure to the Registration Statement if the Fund’s investments in emerging market countries are not significant.

Response: Because the list of emerging countries may change, the Fund has not included a list of currently classified emerging markets countries.  The current disclosure is consistent with industry standard.  The SAI contains additional disclosure about the risks of investing in emerging markets.

7.             Comment:  In Part B, under the section entitled, “Portfolio Managers,” please add disclosure regarding Declaration’s compensation, such as whether Declaration’s investments professionals’ compensation is based on performance.  If Declaration’s compensation is based on performance, please state whether the compensation is: based on the performance of the Fund; based on the performance of a benchmark and; based on pre- or post- tax performance over a certain time period.

Response:  We will update this disclosure in the Fund’s next filing.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sofia A. Rosala
Sofia A. Rosala